SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

IRIDIUM COMMUNICATIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $7.00 per share

(Title of Class of Securities)

46269C102

(CUSIP Number of Common Stock Underlying Warrants)

Matthew J. Desch Chief Executive Officer Iridium Communications Inc. 1750 Tysons Boulevard, Suite 1400 McLean, Virginia 22102 (703) 287-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to: Brent B. Siler Brian F. Leaf
Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$10,869,604.86	$1,482.61

*	Estimated for purposes of calculating the amount of the filing fee only. Iridium Communications Inc. (the “Company”) is offering holders of 8,979,434 of the Company’s $7.00 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) by tendering six Warrants in exchange for one Share. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the NASDAQ Global Select Market on September 27, 2012, which was $1.2105.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,482.61	Filing Party: Iridium Communications Inc.
Form or Registration No.: Schedule TO	Date Filed: October 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2012 by Iridium Communications Inc., a Delaware corporation (“Iridium” or the “Company”) in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $7.00 per share (the “Warrants”), to receive one Share in exchange for every six Warrants tendered by the holders thereof (approximately 0.1667 Share for every Warrant tendered). The offer is subject to the terms and conditions set forth in the Offer Letter, dated October 2, 2012, and as amended hereby on October 17, 2012 (the “Offer Letter”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information in the Offer Letter and the Letter of Transmittal is incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended to the extent provided herein.

Items 1, 4(a), 7(a) and 11.

Items 1, 4(a), 7(a) and 11 of the Schedule TO are hereby amended to (1) modify the initial expiration of the Offer from 5:00 P.M. to Midnight at the end of the day on October 30, 2012 and (2) to provide that, instead of paying cash in lieu of fractional Shares, the Company will round the number of Shares to which a holder of Warrants is entitled, after aggregating all fractions, up to the next whole number of Shares. Specifically:

1. The Offer Letter, the Letter of Transmittal, the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Their Clients, filed as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Their Clients, filed as Exhibit (a)(1)(E) to the Schedule TO (the “Letter for Clients”), are hereby amended as follows :

All references to “5:00 P.M., Eastern Time, on” are hereby replaced with “12:00 Midnight, Eastern Time, at the end of the day on”.

2. The following sentence, which appears in Item 7(a) of the Schedule TO, is hereby deleted:

“No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer, including cash paid in lieu of fractional Shares for Warrants tendered in the Offer.”

and the following sentence is hereby inserted in its place:

“No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.”

3. The following sentence, which appears on the first and second page, the third page, page 1, page 3, and twice on page 4 of the Offer Letter, on pages 3 and 6 of the Letter of Transmittal, on page 1 of the Letter to Brokers, and on pages 1 and 4 of the Letter for Clients is hereby deleted:

“In lieu of issuing fractional Shares, any holder of Warrants who would otherwise have been entitled to receive fractional Shares will, after aggregating all such fractional Shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a Share multiplied by the last sale price of the Shares on the NASDAQ Global Select Market on the last trading day prior to the Expiration Date.”

and the following sentence is hereby inserted in its place:

“In lieu of issuing fractional Shares to which any holder of Warrants would otherwise have been entitled, the Company will round the number of Shares to which such holder is entitled, after aggregating all fractions, up to the next whole number of Shares.”

4. The following sentence appearing on page 12 of the Offer Letter is hereby deleted:

“We will use our existing funds to pay expenses associated with the Offer, including cash paid in lieu of fractional Shares for Warrants tendered in the Offer.”

and the following sentence is inserted in its place:

“We will use our existing funds to pay expenses associated with the Offer.”

5. The following paragraph appearing on page 15 of the Offer Letter is hereby deleted:

“The exchange of Warrants for Shares pursuant to the Offer should be treated as a “recapitalization” pursuant to which (i) no gain or loss should be recognized on the exchange of Warrants for Shares, (ii) a holder’s aggregate tax basis in the Shares received in the exchange should equal the holder’s aggregate tax basis in its Warrants surrendered in exchange therefor (except to the extent of any tax basis allocated to a fractional Share for which a cash payment is received in connection with the Offer), and (iii) a holder’s holding period for the Shares received in the exchange should include its holding period for the surrendered Warrants. Special tax basis and holding period rules apply to holders that acquired different blocks of Warrants at different prices or at different times. Holders should consult their tax advisors as to the applicability of these special rules to their particular circumstances. Any cash received in lieu of a fractional Share pursuant to the Offer should result in gain or loss to a holder equal to the difference between the cash received and the holder’s tax basis in the fractional Share.”

and the following paragraph is inserted in its place:

“The exchange of Warrants for Shares pursuant to the Offer should be treated as a “recapitalization” pursuant to which (i) no gain or loss should be recognized on the exchange of Warrants for Shares, (ii) a holder’s aggregate tax basis in the Shares received in the exchange should equal the holder’s aggregate tax basis in its Warrants surrendered in exchange therefor, and (iii) a holder’s holding period for the Shares received in the exchange should include its holding period for the surrendered Warrants. Special tax basis and holding period rules apply to holders that acquired different blocks of Warrants at different prices or at different times. Holders should consult their tax advisors as to the applicability of these special rules to their particular circumstances.”

6. The following clause is hereby deleted from the first paragraph of the Letter of Transmittal:

“and a check representing a cash payment for any fractional Shares”

7. The following sentence is hereby deleted from the first paragraph of the Letter of Transmittal:

“Such Shares shall equal one Share per six Warrants tendered and such cash payment shall be in an amount equal to any fractional part of a Share based on such ratio multiplied by the last sale price of the Shares on the NASDAQ Global Select Market on the last trading day prior to the Expiration Date.”

and the following sentence is inserted in its place:

“Such Shares shall equal one Share per six Warrants tendered.”

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership.

Item 8(a) of the Schedule TO is hereby amended by adding the following:

To the Company’s knowledge, none of the executive officers or directors of the Company who were identified in Item 3 of the Schedule TO, or any of their “associates” as defined in Rule 12b-2 under the Exchange Act, beneficially own any Shares or Units other than those shown in the table below:

Name	Position	Warrants	Units	Percentage of Outstanding Warrants and Units
Matthew J. Desch	Chief Executive Officer and Director	37,000	—		*
Robert H. Niehaus	Chairman of the Board	—	—	—
J. Darrel Barros	Director	—	—	—
Scott L. Bok	Director	200,000	—	2.2%
Thomas C. Canfield	Director	43,479	—		*
Brig. Gen. Peter M. Dawkins (ret.)	Director	—	—	—
Alvin B. Krongard	Director	—	—	—
Admiral Eric T. Olson (Ret.)	Director	—	—	—
Steven B. Pfeiffer	Director	—	—	—
Parker W. Rush	Director	—	43,479		*
Thomas J. Fitzpatrick	Chief Financial Officer and Treasurer	—	—	—
Thomas D. Hickey	Chief Legal Officer and Secretary	—	—	—

Gregory C. Ewert	Executive Vice President – Global Distribution Channels, Iridium Satellite LLC	—	—	—
Richard P. Nyren	Vice President and Controller, Iridium Satellite LLC	—	—	—
John M. Roddy	Executive Vice President – Ground Operations and Product Development, Iridium Satellite LLC	—	—	—
S. Scott Smith	Executive Vice President – Satellite Development and Operations	—	—	—
Donald L. Thoma	Executive Vice President – Marketing, Iridium Satellite LLC	—	—	—

*	Less than 1%

Item 10. Financial Statements.

(a) Financial Information.

Item 10(a) of the Schedule TO is hereby amended by adding the following:

The following table sets forth our ratios of earnings to fixed charges and preferred dividends for the periods shown:

	Six Months Ended June 30, 2012	2011	2010	2009
Ratio of earnings (loss) to fixed charges and preferred dividends	2.1	5.0	20.8	(901.7)
Deficiency of earnings (loss) to fixed charges and preferred dividends	—	—	—	(46,040)

Our ratio of earnings to fixed charges is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. “Earnings” consist of pre-tax income (loss) plus fixed charges, less capitalized interest and capitalized deferred financing costs. “Fixed charges” consist of interest expense, capitalized interest and amortization of deferred financing fees, whether expensed or capitalized, and “preferred dividends” consist of the amount of pre-tax earnings required to pay dividends on the 1,000,000 shares of 7.00% Series A Cumulative Perpetual Convertible Preferred Stock, issued in October 2012. For all historical periods shown, we had no outstanding shares of preferred stock, and therefore, there were no other preferred dividends included in the calculations of ratio of earnings to fixed charges and preferred dividends for these periods.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A) *	Offer Letter dated October 2, 2012, as amended on October 17, 2012 as reflected in Amendment No. 1 filed with the SEC on October 17, 2012.

(a)(1)(B) *	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C) *	Form of Notice of Guaranteed Delivery.

(a)(1)(D) *	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E) *	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 6, 2012, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1(Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Name:	Thomas J. Fitzpatrick
Title:	Chief Financial Officer

Date: October 17, 2012

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A) *	Offer Letter dated October 2, 2012, as amended on October 17, 2012 as reflected in Amendment No. 1 filed with the SEC on October 17, 2012.

(a)(1)(B) *	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C) *	Form of Notice of Guaranteed Delivery.

(a)(1)(D) *	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E) *	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 6, 2012, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.